Filed by HEARx LTD.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
HEARx LTD. Commission File No. 0-16453

      The following document was provided to the employees of HEARx LTD. and Helix Hearing Care of America Corp.

Internal Communication Memo

HEARx and Helix

Orchestrating the future of Hearing Healthcare

Event Description

- HEARx and Helix have agreed to combine operations.
- This combination would be the largest of its kind in the history of hearing healthcare in North America, resulting in a combined network of more than 200 centers in the U.S. and Canada.

Transaction Benefits

- The combination of these companies makes ***financial*** and ***operational*** sense
- **FINANCIAL BENEFITS:**
  - **Financially** we now attain a new revenue base and market capitalization base, which will attract new potential investors to the merged company within the financial marketplace.
    - **Combined company will be at a $100 million U.S.**
    - **This new base attracts more investors / i.e. mutual funds**

Transaction Benefits

- **FINANCIAL BENEFITS:**
  - **Financially** the merged companies will have the necessary structure to take the industry head on and to be in a position to absorb large-scale acquisitions or business opportunities.
  - **Financially** we can also leverage both organizational structures to generate better margins for the merged company.
    - Better Volume discounts = better cost of goods
  - **Financially** we can also leverage both organizational structures to generate better access to more professionals and investing in more professional training and/or continuous education.

Transaction Benefits

- **OPERATIONAL BENEFITS:**
  - **Operationally** the companies have no overlap / no common areas in which they have clinics.
    - Clinic cross referrals (patients, healthcare provider contacts)
    - Increased operational exposure will facilitate in referring new patients to clinics from interest generated on web sites
  - **Operationally** both organizations possess operational tools and knowledge, which can be leveraged to benefit each other's operations.
    - Helix can benefit from HEARx's experience in dealing with healthcare providers.
    - HEARx can benefit from Helix's acquisition experience.

Operational Map

- With our new operational exposure, the new company will be able to position itself as a national provider of hearing health services. Merging two regional companies to become 1 national and international company.

HELIX LOCATIONS
•138 CLINICS
•57 CANADA
•81 USA

HEARx LOCATIONS
•80 CLINICS USA



Questions and Answers

- **Q: Do I still have a job?**
- A: Yes, we believe that everyone can help us build a new company with a new vision, we will need all the resources possible. Moreover there's no operational overlap.

- **Q: Who do we report to?**
- A: You continue to report to the same people.

- **Q: How about our employment benefits?**
- A: Status quo - we would like to continue in the same format in each respective company. As we continue to move forward into the new company, we will update everybody.

Questions and Answers

- **Q: What does it mean for me?**
- A: Your day to day will not change. You continue to represent the front line of this company. You're all very important components to the success of the company.
- A: To help us achieve our goals, we must continue to focus on top quality patient care.

Questions and Answers

- Q: Why this transaction and why now?
- A: There is currently an opportunity in this market to grow rapidly. Both companies felt that it would make financial and operational sense to do it jointly, rather than as competitors.
  - Both companies have tools and knowledge, which can be used to help the other / there's a fit.
  - Management sees eye to eye on the future of hearing healthcare.
  - Our combined companies will create a platform to grow our existing network.

Questions and Answers

- Q:What can you do better together?
- A:Things that we can do better jointly:
  - Fragmented market / consolidate
  - Developing an affiliated network
  - Continue to grow the healthcare provider business
  - Position the company as a national hearing company

- Q: When will this take effect:
- A: We are committed to close this transaction within 120 days.

Our Commitment to Communicate

- WE WILL GIVE PROGRESS UPDATES WEEKLY.
- IF YOU HAVE QUESTIONS IN THE INTERIM, PLEASE FAX THEM EITHER TO
  - JEFF GEIGEL AT HELIX (514) 353-0029, jeff_geigel@helixhca.com
  - BOB PACKARD AT HEARx (561) 688-8892, bpackard@hearx.com
- ALL OF YOUR QUESTIONS WILL BE INCLUDED IN A WEEKLY UPDATE SO OTHERS MAY BENEFIT AS WELL

Forward-Looking Statements

- This memorandum contains forward-looking statements which involve risks and uncertainties. Such forward-looking statements include the statements concerning the expected effects of the proposed combination (the expected benefit to the combined company regarding the following: the attraction of new investors, the expectation that the merged company will be in a position to absorb large scale acquisitions, the expectation that the company will have better margins due to increased volumes, that the company can generate better access to more professionals and new patients from interest generated on web sites, the expected benefits to the combined company from HEARx's marketing experience and provider contracts and from Helix's acquisitions, that the combined company will create a platform to grow existing networks, and that the company can consolidate a fragmented market, develop an affiliated network, continue to grow the healthcare provider business, and position the combined company as a national hearing company); and the anticipated closing within the next 120 days. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including satisfactory completion by both parties of their respective due diligence, ability of the parties to agree upon definitive documents, approvals of the shareholders of each party and certain third-parties, as well as regulatory and judicial approvals of the transaction, the ability of the companies to combine operations successfully and to integrate management and other aspects of the business, and realization as planned of the proposed combination. Investors are cautioned not to rely on these forward-looking statements.

Further information

- It is expected that HEARx will file a registration statement on SEC Form S-4 and HEARx and Helix may file a joint proxy statement or a proxy statement and information circular and other relevant documents with the SEC and Canadian securities commission, after the parties agree upon and execute definitive agreements. Investors and security holders are urged to read the registration statement, information circular, proxy statement and other relevant documents carefully when they are available. These documents will contain important information about the transactions and related matters. Investors and security holders will be able to obtain free copies of the SEC-filed documents through the SEC website at www.sec.gov and the Canadian-filed documents through the SEDAR website at www.sedar.com, or from HEARx by directing a request to HEARx at 1250 Northpoint Parkway, West Palm Beach, Florida 33407, Attention: Corporate Secretary, or from Helix at 7100 Jean-Talon East, Suite 610, Montreal, Quebec, H1M 3S3, Attention: Corporate Secretary.
- The directors and executive officers of HEARx and Helix may be deemed to be participants in the solicitation of proxies in favor of the transaction and related matters. These persons include Dr. Paul A. Brown, Stephen Hansbrough and Bryan Burgett for HEARx and Steve Forget, Frank Tellier and Jeffrey Geigel for Helix. Collectively, as of April 30, 2001, the directors and executive officers of HEARx and Helix may be deemed to beneficially own approximately 14% and 46% respectively, of the outstanding shares of the companies' stock. Security holders of HEARx and Helix may obtain additional information regarding the interests of such participants by reading the proxy statement or prospectus when it becomes available.